SMART DECISION, INC.

1825 NW Corporate Blvd., Ste. 110

Boca Raton, FL 33431

October 26, 2021

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	Smart Decision, Inc.
Offering Circular on Form 1-A
Filed October 22, 2021
File No. 024-11686

Dear Staff:

Kindly be advised that Smart Decision, Inc. (the “Company”) requests that its Regulation A offering be qualified on Thursday, October 28, 2021 at 3:00 pm Eastern Time.

Please feel free to contact me if you have any questions.

Sincerely, /s/ Adam Green Adam Green, CEO

cc: Brian Higley, Esq.